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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of April 2005


                             AETERNA ZENTARIS INC.

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F        Form 40-F    X
                                   ------           ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                Yes       No   X
                                    -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   -----


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                                 DOCUMENTS INDEX




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DOCUMENTS       DESCRIPTION
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
1.              Press release dated April 6, 2005 - AEterna Zentaris Subsidiary Atrium
                Biotechnologies Completes Initial Public and Secondary Offering
                Totalling $75 Million
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                                                         [AETERNA ZENTARIS LOGO]


AETERNA ZENTARIS INC. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada  G1P 4P5  T 418 652-8525  F 418 652-0881
www.aeternazentaris.com


                                                           PRESS RELEASE
                                                           For immediate release


AETERNA ZENTARIS SUBSIDIARY ATRIUM BIOTECHNOLOGIES COMPLETES INITIAL PUBLIC AND SECONDARY OFFERING TOTALLING $75 MILLION

ALL AMOUNTS ARE IN CANADIAN DOLLARS

QUEBEC CITY, CANADA, APRIL 6, 2005 - AEterna Zentaris Inc. (TSX: AEZ; Nasdaq:
AEZS) today announced that its subsidiary, Atrium Biotechnologies Inc. (TSX:
ATB.sv), has successfully completed its initial public offering and secondary offering of 6,250,000 subordinate voting shares, issued at a price of $12 per share, for total proceeds of $75 million. Atrium Biotechnologies' subordinate voting shares will trade on the Toronto Stock Exchange under the symbol "ATB.sv".

The 6,250,000 subordinate voting shares were sold to a syndicate of underwriters co-led by RBC Dominion Securities Inc. and National Bank Financial Inc., and including BMO Nesbitt Burns Inc., CIBC World Markets Inc., GMP Securities Ltd., HSBC Securities (Canada) Inc. and Loewen, Ondaatje, McCutcheon Limited.

Dennis Turpin, Vice President and Chief Financial Officer of AEterna Zentaris, said: "We are very pleased with the financial market's reception of Atrium Biotechnologies' Initial Public Offering which placed its market capitalization at nearly $345 million. We now hold a 50.7% participation, valued at nearly $175 million, in this subsidiary. The evolution and the IPO of Atrium Biotechnologies represent one of the many ways we have and will continue to build value for our shareholders. In addition to the significant value delivered by Atrium Biotechnologies' IPO, we benefit from a strong cash position dedicated to the execution of our biopharmaceutical activities of nearly $43 million. To this end, we expect to aggressively advance our core programs within each one of our five therapeutic approaches in oncology and endocrinology while monetizing certain programs through out-licensing to further diversify our product development and financial risk."

Gilles Gagnon, AEterna Zentaris' President and Chief Executive Officer, added:
"We believe that Atrium Biotechnologies' very successful IPO will enable it to aggressively pursue its business strategy which includes selective acquisitions of active ingredients and specialty chemicals, as well as health and nutrition companies that offer synergies and complementary strengths. Atrium Biotechnologies has an excellent track record of delivering growth through acquisitions as well as organically and is a very significant asset for AEterna Zentaris. In our pharmaceutical

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                                                         [AETERNA ZENTARIS LOGO]

business, we look forward to executing our business strategy which includes the advancement of our extensive product pipeline in collaboration with our pharmaceutical partners. For one, cetrorelix, already marketed for IN VITRO fertilization, is now in its final phase of development with Solvay for endometriosis; an indication which represents a very large market opportunity with unmet medical needs. Cetrorelix will also be further developed in benign prostate hyperplasia with our Japanese partners Shionogi and Nippon Kayaku. In itself, the recently announced clinical development program for cetrorelix represents a significant commitment from our pharmaceutical partners who will invest close to $100 million over the next three years to hopefully bring it to market; thus delivering benefits to patients and value to our shareholders."

Atrium Biotechnologies' subordinate voting shares have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S registration or an applicable exemption from U.S. registration requirements.

ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is an oncology and endocrine therapy focused biopharmaceutical company with proven expertise in drug discovery, development and commercialization. The Company's broad 20 product pipeline leverages five different therapeutic approaches, including LHRH antagonists and signal transduction inhibitors. The lead LHRH antagonist compound, cetrorelix, is currently marketed for IN vitro fertilization under the brand name Cetrotide(R). Cetrorelix is also in late-stage clinical development for endometriosis and benign prostatic hyperplasia (BPH). The lead signal transduction inhibitor compound, perifosine, is an orally-active AKT inhibitor that is in several Phase II trials for multiple cancers.

AEterna Zentaris also owns 50.7% of Atrium Biotechnologies Inc. (TSX: ATB.sv), a leading developer, manufacturer and marketer of value-added products for the cosmetics, pharmaceutical, chemical and nutritional industries.

News releases and additional information about AEterna Zentaris are available on its Web site www.aeternazentaris.com.
             ------------------------

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.


                                       2


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                                                         [AETERNA ZENTARIS LOGO]

                                      -30-
CONTACTS:

MEDIA RELATIONS
Paul Burroughs
(418) 652-8525 ext. 406
paul.burroughs@aeternazentaris.com
----------------------------------

INVESTOR RELATIONS
Ginette Vallieres
(418) 652-8525 ext. 265
ginette.vallieres@aeternazentaris.com
-------------------------------------

EUROPE
Matthias Seeber
+49-6942602-3425
matthias.seeber@zentaris.com
----------------------------

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                                    SIGNATURE


             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 AETERNA ZENTARIS INC.


Date:  April 6, 2005                             By:  /s/ Mario Paradis
--------------------                                 ---------------------------
                                                     Mario Paradis
                                                     Senior Finance Director and
                                                     Corporate Secretary